U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

June 6, 2012

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

On behalf of Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 68 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 70 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 68 is being filed for the purpose of adding the following new series:

1X BEAR FUNDS
Specialty Funds
Direxion Daily Financial Bear 1X Shares
Direxion Daily Technology Bear 1X Shares

2X BULL FUNDS	2X BEAR FUNDS
Domestic Equity Index Funds
Direxion Daily Small Cap Bull 2X Shares	Direxion Daily Small Cap Bear 2X Shares

Fixed Income Funds
Direxion Daily 20+ Year Treasury Bull 2X Shares	Direxion Daily 20+ Year Treasury Bear 2X Shares

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing shall become effective 75 days after filing. At or before the 75-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

/s/ Adam R. Henkel
Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC